Exhibit (a)(5)(xiii)

THORNBURG MORTGAGE REPORTS 2Q EARNINGS AND ANNOUNCES

EXTENDED EXPIRATION OF EXCHANGE OFFER AND CONSENT

SOLICITATION FOR ALL SERIES OF PREFERRED STOCK

Exchange Offer and Consent Solicitation will be completed on September 3, 2008

SANTA FE, N.M.—August 25, 2008—Thornburg Mortgage, Inc. (NYSE:TMA), today reported net income before preferred stock dividends for the quarter ended June 30, 2008, of $412.3 million, or $0.84 diluted earnings per common share based on a weighted average of 484.6 million common shares and penny warrants outstanding, as compared to net income of $83.4 million, or $0.66 diluted earnings per common share based on a weighted average of 119.3 million common shares outstanding, for the same period in the prior year. Earnings for the quarter were significantly impacted by the following items:

•	$536.9 million fair value gain related to the Principal Participation Agreement (the “PPA”) and Additional Warrant Liability

•	$209.6 million loss on further impairment of the company’s MBS portfolio partially offset by a $14.3 million net gain on the sale of ARM Assets and REO

•	$24.9 million fair value gain related to the Senior Subordinated Notes

•	$23.0 million gain on the extinguishment of the company’s remaining asset-backed commercial paper debt

Adjusted income after eliminating the impact of these items is $22.7 million for the quarter ended June 30, 2008.

Since entering into the Override Agreement the rating agencies have been taking significant actions on their ratings of all classes of mortgage securities. As a result, the company has experienced ratings downgrades of $36.4 million carrying value of MBS through June 30, 2008 and $1.1 billion carrying value of MBS between June 30, 2008 and August 22, 2008 on the MBS collateralizing the Reverse Repurchase Agreements. As of August 22, 2008, $877.1 million carrying value of these securities have split ratings, meaning that different rating agencies currently have differing views of the collateral performance. The downgrades presented reflect the lowest current rating of any of the ratings agencies. However, the company believes that absent further deterioration in the underlying loans, the current carrying value adequately reflects any inherent losses.

As a result of these downgrades, the company and the parties to the Override Agreement have determined that the Override Agreement has some possible ambiguities as to the amount, timing, calculation methodology and limits of margin calls against the Liquidity Fund. The company and the parties to the Override Agreement are in negotiations to resolve the potential ambiguities. On August 21, 2008, in connection with these negotiations, the company used amounts in the Liquidity Fund to pay margin calls totaling approximately $219.0 million based on its interpretation of the Override Agreement, which may be less than the counterparties to the Override Agreement’s interpretation. As of August 22, 2008 the company has identified additional downgrades in its portfolio that would result in similar margin calls of $25.9 million. The company expects that additional margin calls arising from existing or future ratings downgrades will be satisfied out of the Liquidity Fund, based on its interpretation of the Override Agreement. There can be no assurances that the company will be able to reach a successful resolution with any or all of the counterparties to the Override Agreement or that the company will not receive further margin calls from one or more of the counterparties to the Override Agreement, or that the company will not receive margin calls from one or more of the counterparties that will exceed the balance of the Liquidity Fund. In addition the company has received and met margin calls on certain interest rate caps and loans on warehouse lines.

Credit Performance of ARM Portfolio Remains Strong

In the second quarter, the credit performance of the company’s ARM loans generally remained excellent. At June 30, 2008, 60-day plus delinquent loans in the company’s portfolio of 34,915 loans totaled 0.65%, up from 0.44% at March 31, 2008, but still significantly below the industry’s conventional prime ARM loan delinquency ratio of 6.79% at March 31, 2008, as reported by the Mortgage Bankers Association. In addition, at June 30, 2008, the company owned 55 REO properties with original balances of $38.0 million and a valuation reserve of $12.5 million. One category of bulk purchased loans, specifically $530.0 million of pay option ARMs purchased from one seller, continues to exhibit higher delinquencies than the rest of the company’s loan portfolio and is effectively doubling the company’s total portfolio delinquency rate. However, Thornburg Mortgage originally anticipated that these loans would experience higher delinquencies and losses when it acquired them and is managing these delinquencies to minimize losses. In the second quarter, the company realized loan losses of $3.4 million, losses on REO sales of $133,000 and recorded $1.7 million in write-downs related to REO that the company expects to sell in the future. Thornburg Mortgage believes that the impairment charges totaling $578.6 million reflected in its Securitized ARM Loans included all probable credit losses inherent in the ARM loan portfolio at June 30, 2008.

Thornburg Mortgage remains committed to preserving strong asset quality. At June 30, 2008, 97.7% of our ARM Asset portfolio was concentrated in AAA or AA rated securities or agency securities. However, as of August 22, 2008, $1.1 billion of the company’s ARM asset portfolio was downgraded. As a result, the percent of high quality MBS in our portfolio has declined to 93.2%.

Purchased securitized loans totaled $427.5 million or 1.6% of the company’s ARM assets at June 30, 2008. The company retains the credit risk associated with the ownership of these purchased securitized loans, which have a total principal balance of underlying loans of $5.5 billion. Accordingly, Thornburg Mortgage has estimated credit losses in the form of a non-accretable discount of $26.0 million, which the company believes is the appropriate amount of non-accretable discount based upon the current delinquency rates in these underlying loans.

During the quarter ended June 30, 2008, Thornburg Mortgage originated $243.6 million of ARM loans, generally originated to “A quality” underwriting standards. Of the ARM assets acquired and originated during the second quarter of 2008, 100% were hybrid ARM assets. Consolidated assets totaled $28.8 billion at June 30, 2008, compared to $57.5 billion a year ago.

For the quarter ended June 30, 2008, Thornburg Mortgage’s mortgage assets paid down at an approximate average CPR of 16%, compared to 12% for the quarter ended March 31, 2008 and 17% for the quarter ended June 30, 2007.

Second Quarter Results

The increase in the company’s second quarter earnings to $412.3 million, as compared to $83.4 million a year ago, is primarily due to decreases in the fair value of the PPA and Additional Warrant Liability and the Senior Subordinated Notes of $536.9 million and $24.9 million, respectively, and a gain on the extinguishment of our remaining asset-backed commercial paper debt of $23.0 million, partially offset by a net loss on ARM Assets of $195.2 million. Net interest income was $53.3 million compared to $102.3 million for the same quarter of 2007, or 48% less than a year ago.

The portfolio yield during the second quarter increased 78 basis points to 6.95% from 6.17% in the prior quarter. The company’s average cost of funds increased to 6.19% in the second quarter from 5.93% in the prior quarter. This resulted in an average portfolio margin of 0.73% for the quarter, which was up from 0.49% from the prior quarter.

The company’s operating expenses as a percentage of average assets increased to 0.28% at June 30, 2008, from 0.11% for the prior quarter. This increase resulted from increased shareholder relations, accounting and legal fees as well as increased expenses related to the operations of Thornburg Mortgage Home Loans as a result of reduced loan production and resultant reduced capitalized loan origination costs.

Book value at June 30, 2008, was a deficit ($3.68) per common share, as compared to ($12.07) per common share at March 31, 2008. The decrease in the per share deficit is principally due to the PPA and Additional Warrant Liability value improvement and other factors discussed above, a $235.2 million net increase in the unrealized market value of the company’s purchased ARM assets and hedging instruments recorded in OCI and an increase in Thornburg Mortgage’s outstanding common shares resulting from the exercise of warrants issued in the Financing Transaction.

Premium amortization for the quarter ended June 30, 2008, resulted in accretion of $64.0 million for the second quarter of 2008, which reflects an actual CPR for the quarter of 16%, as compared to 12% and 17%, respectively, for the quarters ended March 31, 2008, and June 30, 2007, respectively. In calculating the company’s amortization for the second quarter of 2008, Thornburg Mortgage has assumed prepayments for its portfolio will be 13% CPR for three months before accelerating to a forecasted average CPR of 18%. This forecast is based on prepayment rates and the age, coupon and product-based vectors of the company’s portfolio. The company believes these prepayment assumptions are prudent yet representative of the competing factors of current mortgage interest rates offset by declining real estate values and considerably tighter lending standards. Largely as a result of the other-than-temporary impairment charges taken in the fourth quarter of 2007 and the first half of 2008, Thornburg Mortgage owns its mortgage assets at a net discount of 7.44% which suggests that any increase in prepayments will have a positive impact on our portfolio spreads and margins.

Exchange Offer and Consent Solicitation

On July 23, 2008, the company commenced its Exchange Offer and Consent Solicitation (the “Exchange Offer”) for all of its outstanding preferred stock. Preferred shareholders will receive $5.00 in cash and 3.5 shares of the company’s common stock for each share of preferred stock validly tendered and accepted. Successfully completing the Exchange Offer by September 30, 2008 is required to eliminate the PPA and reduce the annual interest rate on the Senior Subordinated Notes to 12% from 18%. As of 5:00 p.m., New York City time, on August 22, 2008, holders of Preferred Stock had tendered approximately (i) 79.4% (5,178,290 shares) of the Series C Preferred Stock; (ii) 82.0% (3,279,428 shares) of the Series D Preferred Stock; (iii) 89.4% (2,828,446 shares) of the Series E Preferred Stock and (iv) 68.8% (20,869,687 shares) of the Series F Preferred Stock.

The company intends to file its Form 10-Q for the quarter ended June 30, 2008 by August 26, 2008. The Securities and Exchange Commission requires that shareholders be given an additional five business days during which they can review the release of this new material financial information prior to the expiration of the Exchange Offer. In order to provide holders of the preferred stock with this additional time, the Exchange Offer will now expire at 12:01 a.m., New York City time, on September 3, 2008, unless further extended or terminated by the company. Holders of the preferred stock who have previously tendered their shares continue to have the right to revoke such tenders at any time prior to the current expiration date of 12:01 a.m., New York City time, on September 3, 2008 by complying with the revocation procedures set forth in the Offering Circular relating to the Exchange Offer.

Conference Call Information

The company will host a dial-in conference call on Tuesday, August 26, 2008, at 10:30 a.m. EDT to discuss first quarter results. The U.S. teleconference dial-in number is (866) 269-9613 and (651) 291-0278 for international callers. A replay of the call will be available beginning at 1:00 p.m. on August 26, 2008, and ending on September 26, 2008, at 1:59 p.m. EDT. The replay dial-in number is (800) 475-6701 in the U.S. and (320) 365-3844 internationally. The access code for both replay numbers is 957821. The conference call will also be archived on the company’s web site throughout the third quarter of 2008. The conference call will also be web cast live through a link at the company’s web site at http://www.snl.com/irweblinkx/corporateprofile.aspx?iid=103048.

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except share data)

	June 30, 2008	December 31, 2007
ASSETS
ARM Assets:
Purchased ARM Assets:
ARM securities, net	$4,363,324	$10,046,818
Purchased Securitized Loans, net	427,510	647,225

Purchased ARM Assets	4,790,834	10,694,043

ARM Loans:
Securitized ARM Loans, net	912,439	2,557,961
ARM Loans Collateralizing Debt, net	21,272,783	21,383,177
ARM loans held for sale or securitization, net	272,191	549,359

ARM Loans	22,457,413	24,490,497

ARM Assets	27,248,247	35,184,540
Cash and cash equivalents	14,751	149,109
Restricted cash and cash equivalents	749,793	538,505
Liquidity Reserve Fund	351,957	—
Hedging Instruments	9,759	17,523
Accrued interest receivable	131,895	190,484
Other assets	287,887	192,200

Total assets	$28,794,289	$36,272,361

LIABILITIES
Reverse Repurchase Agreements	$5,388,400	$11,547,354
Asset-backed CP	—	400,000
Collateralized Mortgage Debt	21,339,354	21,246,086
Whole loan financing facilities	212,016	453,500
Senior Notes	305,000	305,000
Senior Subordinated Notes	899,537	—
Subordinated Notes	240,000	240,000
PPA and Additional Warrant Liability	584,139	—
Hedging Instruments	13,597	123,936
Accrued interest payable	138,997	90,260
Dividends payable	—	47,330
Accrued expenses and other liabilities	94,709	59,161

	29,215,749	34,512,627

Preferred Stock: par value $0.01 per share	1,001,589	—
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ (DEFICIT) EQUITY
Preferred Stock: par value $0.01 per share	—	832,485
Common Stock: par value $0.01 per share; 455,985,785 and 458,585,500 shares authorized, respectively; 387,067,904 and 139,936,000 shares issued and outstanding, respectively	3,871	1,399
Warrants	7,805	—
Additional paid-in-capital	3,320,988	2,896,203
Accumulated other comprehensive loss	(49,976)	(172,432)
Accumulated deficit	(4,705,737)	(1,797,921)

	(1,423,049)	1,759,734

Total liabilities and shareholders’ (deficit) equity	$28,794,289	$36,272,361

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS (Unaudited)

(In thousands, except per share data)

	Three Months Ended
	June 30,
	2008	2007
Interest income from ARM Assets and cash equivalents	$509,308	$757,516
Interest expense on borrowed funds	(456,036)	(655,253)

Net interest income	53,272	102,263

Servicing income, net	2,642	4,264
Mortgage services income, net	273	625
(Loss) gain on ARM Assets, net	(195,267)	308
(Loss) gain on Derivatives, net	(14,706)	1,586
Gain on extinguishment of debt	23,035	—
PPA and Additional Warrant Liability fair value changes	536,881	—
Senior Subordinated Notes fair value changes	24,944	—

Net noninterest income (loss)	377,802	6,783

(Provision for) reversal of loan losses	—	(1,376)
Management fee	(6,003)	(6,963)
Performance fee	—	(9,470)
Long-term incentive awards	1,059	(2,744)
Other operating expenses	(15,713)	(5,094)

Income (loss) before benefit from income taxes	410,417	83,399
Benefit from income taxes	1,894	—

NET INCOME (LOSS)	$412,311	$83,399

Net income (loss)	$412,311	$83,399
Dividends declared on Preferred Stock	—	(5,318)

Net income (loss) available to common shareholders	$412,311	$78,081

Basic earnings (loss) per common share:	$0.93	$0.66

Diluted earnings (loss) per common share	$0.84	$0.66

Dividends declared per common share	$0.00	$0.68

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including but not limited to: the impact of the March 31, 2008, financing transaction, the company’s ability to meet the ongoing conditions of the Override Agreement; general economic conditions; ongoing volatility in the mortgage and mortgage-backed securities markets; the company’s ability to complete the Exchange Offer for all of its outstanding Preferred Stock; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; changes in the market prices for mortgage securities, changes in yields on adjustable and variable rate mortgage assets available for purchase, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities and loans, the company’s ability to obtain financing and the terms of any financing that the company does obtain, the company’s ability to meet margin calls, the company’s ability to continue as a going concern and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its Proxy Statement for its Annual Meeting held on June 12, 2008, its Proxy Statement for the Exchange Offer Solicitation and its Registration Statement on Form S-3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

Contact: Thornburg Mortgage, Inc.

Investor Relations

505-989-1900

ir@thornburgmortgage.com

Media contact: Suzanne O’Leary Lopez

505-467-5166